AMENDMENT TO BYLAWS

Dated as of November 20, 2006

Section 3.2 of the Bylaws is amended to read as follows:

“Until this Section 3.2 is amended by a resolution duly adopted by the Board or by the stockholders of the Corporation, the number of directors constituting the entire Board shall be eight (8) members.”